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                                                            SEC FILE NUMBER
                                                               000-21388
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                                                              CUSIP NUMBER
                                                               011027857
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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 12b-25
                   NOTIFICATION OF LATE FILING

(Check One)  [ ] Form 10-K      [X] Form 20-F    [ ] Form 11-K    [ ] Form 10-Q
             [ ] Form 10-D      [ ] Form N-SAR   [ ]  Form N-CSR

             For Period Ended: December 31, 2005
                               -----------------
             [ ]  Transition Report on Form 10-K
             [ ]  Transition Report on Form 20-F
             [ ]  Transition Report on Form 11-K
             [ ]  Transition Report on Form 10-Q
             [ ]  Transition Report on Form N-SAR
             For the Transition Period Ended: _____________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Magal Security Systems Ltd.
--------------------------------------------------------------------------------
Full Name of Registrant

Not Applicable
--------------------------------------------------------------------------------
Former Name if Applicable

P.O. Box 70, Industrial Zone
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Yehud 56100, Israel
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
[X] portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collections of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1344 (03-05)

     PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


In May 2005 we entered into an agreement to supply comprehensive security solutions for a sensitive site in Europe. As part of the agreement, we received an advance payment, secured by a bank guarantee, which was to be reduced proportionally according to the progress of the execution of the project. We commenced the execution of the project and delivered some of the equipment and other deliverables to the customer in 2005. We recognized revenues from this project in accordance with our revenue recognition policy according to which revenue is recognized based on the percentage to completion achieved in accordance with the "Input Method." In April 2006, the customer informed us that it was canceling the agreement due to errors in the design documents submitted by us. In addition the customer did not make the payments required under the agreement. We believe that there is no factual or legal ground for the cancellation and accordingly, the agreement is still valid. On April 28, 2006 we commenced arbitration proceedings against the customer. In these proceedings we have asked the arbitrators to find that the agreement is valid and to enforce the payments due us pursuant to the agreement. We intend to vigorously pursue our claim. The customer has not yet filed its response. Based on its cancellation of the agreement, the customer collected $3.2 million that was secured by the bank guarantee on June 20, 2006.

As a result of the cancellation and the return of the $3.2 million, we determined that it would be appropriate to reverse those revenues previously recognized under the agreement.

Based on the foregoing, we were unable to complete the preparation and review of our financial statements to reflect these events within the prescribed time period.


         PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification
                  Raya Asher               972 522 513806
                  ----------               --------------
                  (Name)                  (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [X] Yes    [ ] No

                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Based on the events described in Part III, the Registrant expects to report revenues of approximately $61 million and a loss (the amount of which is undetermined at this time) for the year ended December 31, 2005 as compared to revenues of $
                  60.5 million and net income of $1.1 million for the year ended December 31, 2004.


                           Magal Security Systems Ltd.
                           ---------------------------
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  June 30, 2006                      By:/s/Raya Asher
                                             -------------
                                             Raya Asher
                                             Chief Financial Officer

         INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
           Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).


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